Deloitte LLP 888 3rd Street SW Suite 2800, Bankers Hall Calgary, AB T2P 5C5 Canada Tel: +1 (403) 267-1700 Fax: +1 (403) 920-9333 www.deloitte.ca November 10, 2026 To: Alberta Securities Commission Autorité des marchés financiers British Columbia Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Financial and Consumer Services Commission of New Brunswick Manitoba Securities Commission Nova Scotia Securities Commission Office of the Superintendent of Securities, Service NL Ontario Securities Commission Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island Office of the Superintendent of Securities (Northwest Territories) Office of the Yukon Superintendent of Securities Superintendent of Securities, Nunavut Dear Sirs/Mesdames: RE: Notice of Change of Auditor – South Bow Corporation (the “Corporation”) As required by subparagraph (6)(a)(ii) of Section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Corporation dated November 9, 2026 (the “Notice”), and based on our knowledge of such information at this time, we agree with the statement in the second paragraph as it relates to Deloitte LLP and, we have no basis to agree or disagree with other items contained in the Notice. Yours truly, /s/ Deloitte LLP Chartered Professional Accountants Exhibit 99.3